EXHIBIT 99.1

Tekmira Provides Periodic Update to Shareholders Regarding Litigation

VANCOUVER, British Columbia, July 17, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today provided a periodic update to its shareholders on the ongoing litigation with Alnylam Pharmaceuticals, Inc. and AlCana Technologies, Inc.

"We remain strongly committed to our fundamental goal when we filed this law suit which is to regain control of our LNP technology and preserve its full value for Tekmira shareholders. We continue to meet milestones and make progress towards this goal in the Massachusetts Superior Court," said Dr. Mark J. Murray, Tekmira's President and CEO.

Key milestones in the litigation against Alnylam and AlCana include:

  Primary document production was completed in February 2012, and depositions of fact witnesses were completed in June 2012 for the ongoing litigation against Alnylam and AlCana in the Massachusetts Superior Court.

  In July 2012, the Massachusetts Superior Court issued a decision denying Alnylam and AlCana's request for leave to file motions for summary judgment, a procedural device to attempt to dismiss the case before trial. The Court's ruling means that the entire case will proceed to trial and all issues will be heard by a jury. A copy of the Memorandum of Decision relative to the Court's denial of Alnylam and AlCana's requests can be found at www.tekmirapharm.com.

  The litigation timeline remains on track with a trial date of October 30, 2012 set in Massachusetts Superior Court.

  In a related matter, in January 2012, the Supreme Court of British Columbia granted an injunction against certain individuals from AlCana, ordering them to cease using Tekmira's confidential information and return all of the documents taken from Tekmira.
  In sworn affidavits, the defendants in British Columbia admitted to taking confidential documents from Tekmira. After reviewing the stolen documents, Tekmira alleges that these documents contain Tekmira's MC trade secrets, supporting the allegation that Tekmira's confidential information was used to make MC3 from the Tekmira lipid MC2.
  In May 2012, the Supreme Court of British Columbia ruled that the dispute between the corporate parties pending in Massachusetts Superior Court should be resolved prior to addressing the matter in British Columbia. Tekmira's original injunction granted by the Supreme Court of British Columbia is still upheld and in place.

Tekmira has also provided periodic updates on an unrelated patent interference matter that is in front of the United States Patent and Trademark Office (USPTO). The patent and patent application that are at issue in these proceedings include claims to a key component of Alnylam's ALN-VSP product and have no bearing on Tekmira's own products. The USPTO found that the broad claims of Alnylam's VSP patent were not patentable and established Tekmira's subsidiary Protiva as the senior party in the priority phase of this process, which means that Alnylam will bear the burden of proof with regard to claiming temporal priority in the upcoming phase of the Interference.

Documents related to ongoing litigation can be found on the company's website at www.tekmirapharm.com.

Background to Ongoing Litigation

In March 2011, Tekmira filed a complaint in Massachusetts Superior Court against Alnylam alleging misappropriation and misuse of trade secrets, know-how and other confidential information, unfair and deceptive trade practices, unjust enrichment, unfair competition and false advertising. In April 2011, Alnylam filed an answer and counter-claim to our complaint. In June 2011, Tekmira amended its complaint to add AlCana as a defendant and add new claims alleging breach of contract, breach of the implied covenant of good faith and fair dealing, tortious interference with contractual relationships, and civil conspiracy. As described in the amended complaint, Tekmira is seeking relief in the form of damages — including the royalties and profits Alnylam and AlCana would receive from the alleged improper use of Tekmira's technology and the termination of Alnylam's license to Tekmira's technology. In June 2011, Alnylam filed an amended answer and counter-claim, and, in July 2011, AlCana filed its answer and counter-claim to Tekmira's amended complaint. Alnylam's answer and amended counter-claim alleges, in summary, breach of contract: contractual dispute resolution and confidentiality provisions, defamation, breach of covenant not to sue, breach of patent prosecution cooperation and non-use provisions, and breach of an implied covenant of good faith and fair dealing. AlCana's answer and amended counter-claim alleges, in summary, breach of contract and breach of an implied covenant of good faith and fair dealing. Alnylam's defamation counter-claim was dismissed by the BLS Court in September 2011 including an award of Tekmira's attorney's fees and costs. A trial date has been set for October 30, 2012.

In a related matter, Tekmira filed a Notice of Civil Claim in the Supreme Court of British Columbia against certain individuals from AlCana alleging that thousands of confidential documents containing Tekmira's confidential information and trade secrets were downloaded and taken from Tekmira. The alleged document downloading was discovered in the course of producing documents in Tekmira's litigation against Alnylam and AlCana in the Massachusetts Superior Court. Tekmira sought and received an injunction ordering the defendants to surrender all confidential information belonging to Tekmira and prohibiting the defendants from using or disclosing Tekmira's confidential information to any person or corporation. Tekmira is also seeking general and punitive damages. In May 2012, the Supreme Court of British Columbia ruled that the dispute between the corporate parties pending in Massachusetts Superior Court should be resolved prior to addressing the matter in British Columbia. Tekmira's original injunction granted by the Supreme Court of British Columbia is still upheld.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNAs," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Forward-Looking Statements and Information

This news release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects," and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about the nature and prospects of the complaint filed by Tekmira against Alnylam and AlCana in the Massachusetts Superior Court; the trial date in Tekmira's litigation with Alnylam and AlCana in the Massachusetts Superior Court; the nature and prospects of the civil complaint filed against certain individuals from AlCana in the Supreme Court of British Columbia; the nature and prospects of the patent interference declared by the USPTO; and Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: the nature and prospects of the litigation with Alnylam and AlCana filed in the Massachusetts Superior Court; the nature and scope of the civil complaint filed in the Supreme Court of British Columbia against certain individuals from AlCana; the nature and scope of the patent interference declared by the USPTO; the conclusion that Tekmira's confidential information and MC trade secrets were included in the returned documents as a result of the granted injunction in litigation filed with the Supreme Court of British Columbia; costs and timing – including the trial date of October 30, 2012 – of the litigation with Alnylam and AlCana, and the effects of such on Tekmira's financial position and execution of Tekmira's business strategy; LNP's status as a leading RNAi delivery technology; and Tekmira's ability to protect its intellectual property rights and not to infringe on the intellectual property rights of others. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the final outcomes of the litigation against certain individuals from AlCana, the litigation with Alnylam and AlCana, and the patent interference declared by the USPTO are not presently determinable or estimable and may result in outcomes that are unfavorable to Tekmira; there may be no basis for which Tekmira has any rights or entitlement to damages from AlCana in the civil complaint or Alnylam and AlCana in the separate action before the Business Litigation Session of the Massachusetts Superior Court in the quantum anticipated by Tekmira, or at all; the trial date in Tekmira's litigation with Alnylam and AlCana in the Massachusetts Superior Court may not occur on the date currently anticipated, or at all; legal expenses associated with litigation are uncertain and may exceed current estimates, which may have a material adverse effect on Tekmira's financial position and ongoing business strategy; the uncertainty of litigation, including the time and expenses associated therewith; risks and uncertainties involved in the litigation process, such as discovery of new evidence or acceptance of unanticipated or novel legal theories, changes in interpretation of the law due to decisions in other cases, the inherent difficulty in predicting the decisions of judges and juries and the possibility of appeals; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; future operating results are uncertain and likely to fluctuate; Tekmira's ability to obtain and protect intellectual property rights, and operate without infringing on the intellectual property rights of others; and Tekmira may become subject to product liability or other legal claims for which the Company has made no accrual in its financial statements.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 20-F for the year ended December 31, 2011, which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca